Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
Commission File No. 000-50998
The following is a letter sent by James M. Corbett, President and Chief Executive Officer of ev3 Inc., to ev3 Inc. employees, along with frequently asked questions in connection with the ev3/FoxHollow transaction:
Dear ev3 Employee:
I am very pleased to be able to share some exciting news with you. Today, we announced a definitive agreement by which ev3 and FoxHollow will merge to create a global leader in endovascular devices with a broad competitive position in the growing markets we serve. This transaction greatly enhances our goal of being one of the leading peripheral and neurovascular companies in the world while providing our customers with an even broader array of clinical tools.
As some of you may know, FoxHollow designs and markets minimally invasive devices for the removal of plaque and thrombus. We know FoxHollow well, having collaborated with them since January 2007 on a joint clinical study and marketing program for FoxHollow’s RockHawk® calcium cutting device and ev3’s SpiderFX™ embolic protection device.
Our combined scale will create an organization that possesses one of the largest U.S. distribution footprints in endovascular devices with one of the broadest and most technologically advanced product offerings. ev3-FoxHollow’s combined product portfolio will include a wide spectrum of products to treat vascular disease, including atherectomy and thrombectomy, PTA balloons, stents, embolic protection devices, infusion catheters/wires, embolic coils and liquid embolics.
We expect the transaction to close in the fourth quarter of 2007. Until that time, however, ev3 and FoxHollow will remain separate companies, and it will be business as usual. I know I can count on you to focus on our objectives and continue serving our customers with the same passion, quality and commitment that they’ve come to expect from ev3.
Following the closing of this transaction, I will become Chairman and CEO of the combined company and John Simpson, the Founder and CEO of FoxHollow, will become Vice Chairman and Chief Scientist. The company will continue to be headquartered in Plymouth, Minn., with operating and manufacturing divisions in Irvine and Redwood City, Calif. The international office will still be in Paris, France.
A copy of the press release we issued today and Q&A, which we hope will answer some of the questions you may have, are attached. We will make every effort to keep you up to date on developments and progress throughout this process. Over the coming weeks, you may be contacted by members of the media, investors or the general public regarding this transaction. Because it is important we speak with one voice, please forward any calls you may receive to Mike Ritchey, VP Corporate Marketing at (949) 680-1368 or by email at mritchey@ev3.net.

I am very proud of our achievements together and thank each of you for your dedication to each other, our customers, and our company. The good work we do every day enhances the lives of millions of people around the world. I’m confident that with FoxHollow, we can reach new heights to benefit ev3 and you – the employees at ev3 who are making this possible.
Sincerely,
Jim Corbett
President and Chief Executive Officer

ev3 Employee FAQ
1.	Why are ev3 and FoxHollow Technologies combining?
ev3 and FoxHollow Technologies are very complementary and highly synergistic companies. FoxHollow’s arthrectomy and thrombectomy technologies are a great fit with ev3’s stents, PTA balloons and embolic protection devices, providing a solid platform for continued penetration in the rapidly growing peripheral vascular disease market.

A combined ev3-FoxHollow will have one of the largest U.S. distribution footprints in endovascular devices with one of the broadest and most technologically advanced product offerings. This transaction results in important benefits for the combined company and ensuring long-term growth and significant value for endovascular specialists and their patients, as well as stockholders and employees.

Importantly, the two companies have an established working relationship, having agreed in January of this year to collaborate on conducting a joint clinical study and marketing program for FoxHollow’s RockHawk® calcium cutting device and ev3’s SpiderFX™ embolic protection device.
2.	Who is FoxHollow?

FoxHollow, which is headquartered in Redwood City, California, designs and markets minimally invasive devices for the removal of plaque and thrombus for the treatment of peripheral artery disease. Founded in 1996, FoxHollow has over 550 employees with estimated 2007 revenues of nearly $200 million. The company’s SilverHawk™ Plaque Excision System is a minimally invasive method of removing the obstructive plaque and restoring blood flow to the legs and feet. The company’s Rinspirator™ thrombectomy system removes thrombus, or blood clots, from occluded arteries in patients suffering from peripheral artery disease or coronary artery disease.
3.	How will this transaction affect employees?

Both ev3 and FoxHollow employees have done an excellent job in building their respective companies to where they are today. Our cultures are similar – passionate and driven by innovation and excellence. By combining our companies, we believe we can enhance our capabilities and resources to accelerate our success.

We believe employees will benefit from additional career development and advancement opportunities from being part of a larger company, poised for significant growth. Until the closing, however, we remain separate companies, and we will focus on achieving our goals and serving our customers with the same quality and commitment that they have come to expect from ev3.

4.	How long before the transaction closes? What approvals are required?
The transaction is subject to approval of FoxHollow’s stockholders as well as customary closing conditions and antitrust approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is expected to be completed in the fourth quarter of 2007.
5.	What are the plans to integrate the two companies?

While it is premature to discuss specifics now, we have defined an integration planning team that has begun working to address how we can best utilize each other’s strengths and bring our companies together. This integration team is being led by Stacy Enxing-Seng, President of ev3’s Peripheral Vascular group and Duke Rohlen, President of Strategic Operations at FoxHollow. Given the complementary nature of our two companies and the solid teams at both ev3 and FoxHollow, we expect to realize the benefits of this transaction quickly and efficiently following the transaction’s close.
6.	Will there be any changes in employee benefits and compensation?

Both ev3 and FoxHollow are committed to providing a competitive compensation and benefits package that will allow us to continue to attract and retain great talent, which has been the foundation to the success of both of our organizations. We do not expect any major changes to our benefits and incentive programs, at least through the end of the year.
7.	What happens to employee stock options?

There will be no changes for ev3 employees.
8.	Will there be any layoffs as a result of the transaction?

A limited number of positions may be impacted by this merger but it is important to remember we expect there to be new opportunities for our employees as we move forward and grow together.
9.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?

Both ev3 and FoxHollow have established names and brand equity in the marketplace. Until the transaction is completed, both companies will continue to operate under their current names and identities. In parallel, representatives from both companies are working together to determine the best brand solution, with the primary goal of maintaining recognition and visibility among our customers.

The combined company will be headquartered in Plymouth, Minn., with operating and manufacturing divisions in Irvine and Redwood City, Calif. The company’s principal international office will be in Paris, France.

Following the close of the transaction, Jim Corbett will become Chairman and Chief Executive Officer of the combined company and John Simpson, FoxHollow’s Founder and Chief Executive Officer, will become Vice Chairman and Chief Scientist. The combined company’s Board of Directors will be comprised of 10 members with six nominated by ev3 and four nominated by FoxHollow.
10.	How will this transaction affect our relationship with our customers?

In the end, this transaction is about better meeting the needs of our customers and helping them have even more clinical options. Together, ev3 and FoxHollow will provide of the broadest and most technologically advanced product lines, including a wide spectrum of products to treat vascular disease, including atherectomy and thrombectomy, PTA balloons, stents, embolic protection devices, infusion catheters/wires, embolic coils and liquid embolics.

We anticipate our existing relationships will be strengthened as a result of this agreement. We will be working closely with our customers to help ensure they understand the real benefits of this transaction and why we believe we will be an even better strategic partner.
11.	How will this transaction affect our relationship with our suppliers?

All contracts will be honored, and day-to-day contacts will remain the same. In the coming months, we will review our supplier relationships and determine the best solution for the combined company, physicians, and their patients. It will be business as usual, however, until the transaction closes.
12.	Where can employees obtain additional information?

We will do our best to answer your questions in a timely and informative manner. [Please feel free to contact your supervisor / INSERT.]

Forward-Looking Statements
This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information for Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow Technologies, Inc. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF ev3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ev3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.